SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.
(Translation of registrant's name into English)

8128 River Way, Delta, British Columbia, Canada V4G 1K5
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reportsunder cover Form 20-F or Form 40-F

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______

TABLE OF CONTENTS

Consolidated Financial Statements

AimGlobal Technologies Company Inc.

For the Third Quarter ended December 31, 2001

AimGlobal Technologies Company Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	December 31, 2001 $	March 31, 2001 $
ASSETS		
Current		
Cash and cash equivalents	—	4,804
Accounts receivable	**14,590**	20,449
Due from director	—	277
Inventory	**11,168**	24,741
Prepaid expenses	**730**	707
Total current assets	**26,448**	50,978
Capital assets	**26,155**	31,303
	52,643	82,281
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	**10,362**	12,385
Accounts payable and accrued liabilities	**31,887**	40,403
Income and other taxes payable	**646**	1,049
Bank loans	**1,055**	2,740
Current portion of obligations under capital lease	**3,780**	3,811
Total current liabilities	**47,731**	60,388
Obligations under capital lease	**2,875**	5,760
Total liabilities	**50,605**	66,148
Shareholders' equity		
Share capital	**127,893**	127,893
Cumulative translation adjustments	**593**	593
Deficit	**(126,448)**	(112,353)
Total shareholders' equity	**2,038**	16,133
	52,643	82,281

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

On behalf of the Board:

"Steven A.W. deJaray"
Steven A.W. deJaray
Director

"Ron L. McMahan"
Ron L. McMahan
Director

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended December 31		Nine months ended December 31	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
Sales	**32,691**	41,219	**93,008**	120,656
Cost of sales	**32,253**	38,171	**90,680**	109,453
Gross profit	**438**	3,048	**2,328**	11,203
Expenses				
Selling, general and administration	**4,043**	4,626	**11,656**	14,651
Amortization of intangible assets	—	582	—	1,446
	4,043	5,208	**11,656**	16,097
Loss from operations	**(3,605)**	(2,160)	**(9,356)**	(4,894)
Interest expense	**(612)**	(381)	**(1,739)**	(1,128)
Interest income	—	—	**20**	—
Other income (expenses)	**(106)**	368	**192**	712
Loss before income taxes	**(4,323)**	(2,173)	**(10,855)**	(5,310)
Income taxes				
Income tax (recovery) provision	**150**	112	**501**	265
Loss before undernoted	**(4,473)**	(2,285)	**(11,356)**	(5,575)
Restructuring cost	—	—	**2,580**	—
Discontinued Operations	—	(99)	**159**	(99)
Loss for the period	**(4,473)**	(2,186)	**(14,095)**	(5,476)
Deficit, beginning of period	**(121,975)**	(33,614)	**(112,353)**	(30,324)
Deficit, end of period	**(126,448)**	(35,800)	**(126,448)**	(35,800)
Basic and diluted earnings (loss) per share	**(0.306)**	(0.160)	**(0.964)**	(0.402)
Weighted average number of shares outstanding	**14,615,052**	13,676,849	**14,615,052**	13,625,794

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended December 31		Nine months ended December 31	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
OPERATING ACTIVITIES				
Loss for the period	**(4,473)**	(2,186)	**(14,095)**	(5,476)
Add (deduct) items not involving cash				
Depreciation and amortization	**1,291**	1,582	**3,882**	4,315
Changes in assets and liabilities				
Accounts receivable	**4,690**	281	**5,859**	5,400
Income and other taxes recoverable (payable)	**(248)**	—	**(403)**	—
Inventory	**9,620**	(5,275)	**13,573**	(33,835)
Prepaid expenses	**11**	(526)	**(23)**	(452)
Accounts payable and accrued liabilities	**(5,451)**	(1,717)	**(8,516)**	7,647
Other	—	—	—	24
Cash provided by (used in) operating activities	**5,440**	(7,841)	**277**	(22,377)
FINANCING ACTIVITIES				
Repayment of obligations under capital lease	**(948)**	(1,552)	**(2,915)**	(2,366)
Repayment of bank loans	**(1,055)**	(195)	**(1,685)**	(535)
Issue of shares	—	287	—	903
Proceeds from (repayment of) bank indebtedness, net	**(3,611)**	10,015	**(2,023)**	12,200
Cash provided by (used in) financing activities	**(5,614)**	8,555	**(6,623)**	10,202
INVESTING ACTIVITIES				
Increase in deferred costs	—	84	—	—
Loan to director	**190**	—	**277**	—
Purchase of capital assets	**(16)**	(198)	**1,265**	(3,566)
Proceeds on sale of gas safety group	—	—	—	6,525
Proceeds on sale of Catowzer	—	250	—	250
Cash provided by (used in) investing activities	**174**	136	**1,542**	3,209
Effect of exchange rate changes on cash	—	(3)	—	106
Net increase (decrease) in cash during the period	—	847	**(4,804)**	(8,860)
Cash and cash equivalents, beginning of period	—	10,288	**4,804**	19,995
Cash and cash equivalents, end of period	—	11,135	—	11,135

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

December 31, 2001 (expressed in Canadian funds)

1. NATURE OF OPERATIONS AND BASIS OF PRESENTATION

AimGlobal Technologies Company Inc. ("AIM"), a company incorporated under the laws of British Columbia, operates in the electro-technologies services business providing contract manufacturing for original equipment manufacturers in the medical, aerospace, wireless, communications, industrial, military and emergency response markets in Canada and the United States. The company offers a full range of services including product development and design services, material procurement and management, prototyping, manufacturing and assembly, functional and in-circuit testing, final system box build and distribution. Prior to March 31, 2000, the Company was engaged in the manufacturing and distribution of gas monitoring and detecting devices.

These financial statements have been prepared on the going concern basis, which presumes the Company will be able to realize its assets and discharge its liabilities in the normal course of operations for the foreseeable future.

The Company has incurred significant losses and has a working capital deficiency of $18.2 million. In addition, as discussed in note 4, the Company's demand operating line of credit expired on July 31, 2001 and the Company is in violation of certain debt covenants for which a waiver has not been received from the lender. Amounts owing under the operating line and bank loans are included in the working capital deficiency. The Company is negotiating the terms of its operating line and bank loans, and is in the process of seeking additional equity financing the outcome of which is not certain at this time.

The Company's ability to continue as a going concern is in substantial doubt and is dependent upon achieving a profitable level of operations, the continued support of its suppliers and lenders, and its ability to raise additional financing, the outcome of which cannot be predicted at this time. These consolidated financial statements do not give effect to any adjustments to the amounts or classifications of assets and liabilities that would be necessary should the Company be unable to continue as a going concern and therefore would be required to realize its assets and discharge its liabilities in other than the normal course of business.

AimGlobal Technologies Company Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

December 31, 2001 (expressed in Canadian funds)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada.

Basis of consolidation

The consolidated financial statements include the accounts of the company and its subsidiaries, all of which are wholly owned. Significant intercompany accounts and transactions have been eliminated in consolidation.

On March 31, 2000 the Company sold the assets of the gas division, which comprised Aim Safe Air Products Ltd., AIM USA Inc., and AIM Safety Home Products Ltd.

3. ASSET SALE

On September 17, 2001, the Company completed the sale of the operations and specific assets of its Mississauga facility. Total proceeds for the sale is expected to be $4.5 million, with values and payments subject to determination of final asset values. To date the Company has received approximately $3 million.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)

December 31, 2001 (expressed in Canadian funds)

5. RESTRUCTURING PROGRAM

The Company conducted a review of its operations, and as a result focused its strategy on certain core lines of business and implemented a restructuring program to improve competitiveness, efficiency, and profitability. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities. The restructuring is expected to result in restructuring charges of approximately $2.6 million comprising of employee severance, and provision for closure of leased facilities in fiscal 2002.

6. COMPARATIVE FIGURES

Certain comparative figures have been restated to reflect the changes in the carrying cost of capital assets, amortization of prepaid expenses and other adjustments as adopted in the audited statements of March 31, 2001.

7. SUBSEQUENT EVENTS

On March 5, 2001, through a private placement the Company issued 500,000 units (the "Units") at US$0.64 (CAD $1.02) per Unit for proceeds of US$320,000 (CAD$510,000). Each Unit consists of one common share and one-half of one non-transferable share purchase warrant. Each whole warrant will be exercisable for a period of two years from distribution date, into one common share (the "Warrant Share") of the Company at a price of US$0.80 per Warrant Share.

AimGlobal Technologies Company Inc.

Management's Discussion and Analysis
Of financial condition and results of operations

The following discussion and analysis provides a review of the operating results, financial position, liquidity, risk and industry trends affecting the financial results of AimGlobal Technologies Company Inc. ("AIM" or the "Company") for the period ended December 31, 2001. This commentary should be read in conjunction with the consolidated financial statements for the year ended March 31, 2001 and their accompanying notes (the "Consolidated Financial Statements").

The Company prepares its consolidated financial statements in accordance with accounting principles that are generally accepted in Canada.

Results of Operations

The Company's revenue and margins can vary from period to period as a result of the level of business volume, seasonality of demand, component supply availability, and the affects of the mix and volume of turnkey versus other sales, The mix of business between full systems assembly and printed circuit assemblies also affects revenue and margins levels.

AIM's contracts with key customers generally provide a framework for the Company's overall relationship with the customer. Actual production volumes are based on purchase orders for delivery of products. The Company's annual and quarterly operating results are primarily affected by the level and timing of customer orders, fluctuations in material costs and the relative mix of value added products and services. The level and timing of the customer's orders will vary due to the their efforts in balancing inventory and changes in demand for its products.

The Company reported an operating loss of $3.6 million for the third quarter ended December 31, 2001 and a net loss of $4.5 million. The year to date loss from operations was $9.4 million and the net loss was $14.1 million. Included in the year to date net loss is a restructuring charge of $2.6 million.

In the quarter ended December 31, 2001, the Company took provisions for inventory obsolescence of $1.9 million, for accounts receivable of $560 thousand and other provisions of $420 thousand. Therefore loss from operations for the period excluding these provisions was $691 thousand.

Sales

Sales for the quarter ended December 31, 2001 was $32.7 million compared to $41.2 million for the same period ended December 31, 2000. The decrease is a result of an overall slowdown in the North American economy and electronics-manufacturing sector. Other factors that have contributed to the decrease are the sale of our Mississauga operations in September 2001 and the cancellation in late fiscal 2001 of a significant program - Cell-loc Inc. Year to date sales totaled $93.0 million compared to $120.6 million for the same period in fiscal 2001.

Gross Profit

In the quarter ended December 31, 2001, gross profits decreased to $438 thousand or 1.3% from $3.0 million or 7.4% for the same period ended December 31, 2000. The decrease is a result of a provision for inventory of $1.9 million, and lower sales and throughput in the plants to cover the fixed manufacturing costs. *Excluding the provision for inventory gross profit was $2.3 million or 7.2%*

In the nine months ended December 31, 2001, gross profits declined to $2.3 million or 2.5% from $11.2 million or 9.3% in fiscal 2001. The decline is due to inventory provisions, lower sales volumes and manufacturing throughput. Excluding the provision for inventory gross profit was $4.2 million or 4.5%

For the foreseeable future, gross margin is expected to depend primarily on product mix, production efficiencies, and utilization of manufacturing capacity, and pricing with the electronics industry. Changes in product mix and price erosion with the electronics industry could adversely effect the Company's gross margin. Also, the availability of raw materials, which are subject to lead time, could possibly limit the Company's revenue growth and gross margins.

Selling, General and Administration Expenses

Selling, general and administration costs were $4.0 million in the quarter ended December 31, 2001 compared to $4.6 million in the same period in fiscal 2001. For the nine month period ended December 31, 2001 selling, general and administration costs was $11.7 million compared to $14.7 million in the same period for fiscal 2001. The decrease is attributed to the Company's efforts to reduce costs and realign its overall cost structure to support the level of sales expected for the current market conditions. Excluding the quarterly provision for bad debts and potential claims of $980 thousand, SG&A costs for the period were $3.1 million or 9.4% of revenue. For the same period last year SG&A was 11.1% of revenue.

Amortization of Intangible Assets

Amortization of intangible assets was related to the goodwill from prior acquisitions. During fiscal 2001 goodwill was written-down as a result of a permanent impairment of these assets.

Interest Expense

Interest expense for the quarter ended December 31, 2001 was $0.6 million compared to $0.4 million for the same period ended December 31, 2000. Interest for the nine months ended December 31, 2001 was $1.7 million compared to $1.1 million in the same period of fiscal 2001. These higher costs are a result of increased draws against the Company's operating line and additional bank fees.

Other Income (Expense)

Other income (expenses) are primarily a result of foreign exchange gains or losses.

Liquidity and Capital Resources

For the quarter ended December 31, 2001 cash provided by operating activities was $5.5 million compared to cash used by operating activities was $7.8 million in the same quarter of the previous year. For the nine month period ended December 31, 2001 cash provided by operating activities was $0.3 million compared to cash used by operating activities was $22.4 million for the same period of fiscal 2000. The improvement in cash from operations has been a result of declining inventory levels and improved efficiencies.

Financing activities for the quarter ended December 31, 2001 consisted of the net repayment of bank indebtedness of $3.6 million, repayments of capital lease obligations of $1.0 million, and the repayment of outstanding long term debt in the amount of $1.0 million, resulting in cash provided by financing activities of $5.6 million.

Investing activities for the quarter ended December 31, 2001 consisted of capital expenditures of $16,000, and a loan repayment to a director of $190,000.

In the short term the Company will generate the cash flow required to operate the business by improving its cash cycle. This will be done by reducing accounts receivable through improved collections and the reduction of inventory levels.

Terms of the bank loans contain various covenants and restrictions, including requirements to maintain a minimum debt to equity ratio, a minimum current ratio, and a minimum debt to effective equity ratio, maintain a minimum equity dollar amount, achieve minimum quarterly earnings amounts, and require the company to obtain the written consent of the bank before providing for the payment of any dividends or intercompany distributions, and incurring capital expenditures in excess of $10,000,000 in any year. At December 31, 2001, the Company was not in compliance with these covenants.

Subsequent to December 31, 2001, the company signed a forbearance agreement with the bank, which expires on April 1, 2002. The operating line has been reduced to $14,500,000 with the applicable interest rate of prime plus 3% per annum.

Future operations

The Company's ability to continue ongoing operations is dependant upon its ability to generate sufficient cash flow, obtain sufficient financing to fund its business to the point that it achieves profitable operations and the continued support of it's suppliers and lenders. The Company has implemented a restructuring plan to improve efficiency and competitiveness, and, as a result, profitability, and is actively seeking new sources of debt and equity financing. The restructuring will result in staff reductions and a consolidation of office and manufacturing facilities.

FORWARD-LOOKING STATEMENTS

This Quarterly Report contains forward-looking statements that involve risks and uncertainties. Actual results may differ materially from those contained in such forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which reflect management's analysis only as the date hereof. Although new material developments will continue to be press-released as they are experienced, the Company undertakes no obligation to publicly release any revision to these forward-looking statements, in order to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are referred to the foregoing Management's Discussion and Analysis, including discussions of financial conditions and liquidity and results of operations, which could cause actual results to be materially different from such forward-looking statements.

c0532
r f BC-AimGlobal-Q3-results 03-14 1494
News release via Canada NewsWire, Toronto 416-863-9350

Attention Business/Financial Editors:
AimGlobal Technologies announces third quarter financial results for the period ending December 30, 2001.

- $51,000 Earnings (EBITDA), January
- Gross Margin -- Increases to 19% For The Month of January
- 11% Reduction in SG&A, Excluding Provisions, in Q3 Over Q2
- Company Continuing to Advance Cell-Loc Recovery Steps
- Company Continuing to Pursue Restructuring Plan and Financing

AMEX & TSE: AGT

TORONTO, March 14 /CNW/ - AimGlobal Technologies Company Inc. (TSE/AMEX: AGT) today announced financial results for the third quarter, Fiscal Year 2002, ending December 30, 2001.

Mr. deJaray, Chairman and CEO of AimGlobal Technologies reported for the third quarter of fiscal 2002, "October, November and December of last year were extremely challenging for the Company. With unforeseen changes in Management and Directors, North American economic uncertainty, the non-performance of Cell-Loc and a transition of our business model, coupled with the disposition of the Company's Mississauga facilities, revenues declined to $32.7 Million. Year to date sales exceeded $93 Million."

"Throughout the third quarter, production teams and operations of the Company continued to achieve greater strengths and efficiencies amidst the many challenges before the Company. The loss from operations improved substantially for the period, where the adjusted loss, excluding provisions was $691 thousand, an improvement of $1.5 million over the previous quarter's loss from operations. The Cash provided by operating activities was $5.5 million, compared to $7.8 million of cash that was used in the same quarter of the previous year, an important $13.3 million improvement."

Mr. deJaray concluded, "With losses now curtailed and positive adjusted EBITDA Earnings (Earnings Before Taxes Deductions & Amortizations) over the prior 5 months, from September 2001 through January 2002, the Company has now retained investment bankers and financial advisors to focus on the Company's remaining challenge of addressing its working capital needs and the re-capitalization ot the Company in order to meet the needs of suppliers and creditors. This has been a time of challenge for AimGlobal. Progressing through the difficulties and strain on available finances -- a consequence of the detrimental effect and monetary setback ($43 Million) surrounding Cell-Loc Inc., has been involved and distracting. It is loyal customers -- our strategic partners, our tremendous suppliers and others who have rallied behind our challenge. We are fortunate to be associated with each of them -- and we are grateful. We are amidst selling much of the inventory created for Cell-Loc, with the possibility of further financial recovery in the courts. We have and will continue to service our customers as our foremost priority -- to build on our relationships. Our customer ties are strong and go back many years."

Full Financial Statements and Management Discussion and Analysis can be found at www.Sedar.com

About Aimtronics Corporation

Aimtronics Corporation, a wholly owned subsidiary of AimGlobal Technologies Company Inc., offers a complete range of Electronics Manufacturing Solutions and is a leading technical provider of services in the microelectronics industry. Aimtronics' supply chain management solutions offer design assistance -- reducing time-to-market metrics, time-to-volume metrics, full product testing, packaging, warranty service, and end-of-life support.

Aimtronics' microelectronics technology centre provides proprietary thick film hybrid design and assembly including chip-on-board, multi-chip module, and flip-chip technologies.

Through five facilities located across the continent, Aimtronics serves the high technology markets throughout North America.

About AimGlobal Technologies Company Inc.

Founded 14 years ago, and through its operating subsidiary, AimGlobal Technologies serves the medical, aerospace, wireless, telecommunications, industrial, military and emergency services markets. With operations in New York State, Ontario and British Columbia, AimGlobal Technologies is a recognized technical innovator and a leading provider of proprietary microelectronics manufacturing solutions.

Safe Harbor Statement

Certain Information in this press release contains "forward looking statements", within the meaning of the Securities Exchange Act of 1934, including those concerning the Company's future results and strategy. Actual results could differ from those in the forward looking statements due to a number of uncertainties, including, but not limited to, the demand for the Company's products and services; the size, timing and recognition of revenue from significant orders; increased competition, changes in Company strategy; product life cycles; the impact of rapid technological advances, evolving industry standards, changes in customer requirements, and fluctuations in foreign exchange rates.

The Company's expense levels are based, in part, on its expectations as to future revenue and a significant portion of the Company's expenses do not vary with revenue. As a result, if revenue is below expectations, results of operations are likely to be materially adversely affected.

<<

AimGlobal Technologies Company Inc.
Incorporated under the laws of British Columbia

CONSOLIDATED BALANCE SHEETS
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	December 31, 2001 $	March 31, 2001 $
ASSETS		
Current		
Cash and cash equivalents	-	4,804
Accounts receivable	14,590	2,449
Other accounts receivable	-	-
Due from director	-	277
Inventory	11,168	24,741
Prepaid expenses	730	707
Total current assets	26,448	50,978
Capital assets	26,155	31,303

	52,643	82,281
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Bank indebtedness	10,362	12,385
Accounts payable and accrued liabilities	31,887	40,403
Income and other taxes payable	646	1,049
Bank loans	1,055	2,740
Current portion of obligations under capital lease	3,780	3,811
Total current liabilities	47,131	60,388
Obligations under capital lease	2,875	5,760
	50,605	66,148
Total liabilities		
Shareholders' equity		
Share capital	127,893	127,893
Cumulative translation adjustments	593	593
Deficit	(126,448)	(112,353)
Total shareholders' equity	2,038	16,133
	52,643	82,281

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements

(signed

Director   Director

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended December 31		Nine months ended December 31	
	2001	2000	2001	2000
	$	$	$	$
		Restated		Restated
Sales	32,691	42,219	93,008	120,656
Cost of sales	32,253	38,171	90,680	109,453
Gross profit	438	3,048	2,328	11,203

Expenses

Selling, general and administration	4,043	4,626	11,656	14,651
Amortization of intangible assets	-	582	-	1,446
	4,043	5,208	11,656	16,097
Loss from operations	(3,605)	(2,160)	(9,356)	(4,894)
Interest expense	(612)	(381)	(1,739)	(1,128)
Interest income	-	-	20	-
Other income (expenses)	(106)	368	192	712
Loss before income taxes	(4,323)	(2,173)	(10,855)	(5,310)
Income taxes				
Income tax (recovery) provision	150	112	501	265
Loss before undernoted	(4,473)	(2,285)	(11,356)	(5,575)
Restructuring cost	-	-	2,580	-
Discontinued Operations	-	(99)	159	(99)
Loss for the period	(4,473)	(2,186)	(14,095)	(5,476)
Deficit, beginning of period	(121,975)	(33,614)	(11,353)	(30,324)
Deficit, end of period	(126,448)	(35,800)	(12,448)	(35,800)
Basic and diluted earnings (loss) per share	(0.306)	(0.160)	(0.964)	(0.402)
Weighted average number of shares outstanding	14,615,052	13,676,849	14,615,052	13,625,794

See accompanying notes to consolidated financial statements.
These interim financial statements should be read in conjunction with the annual consolidated financial statements

AimGlobal Technologies Company Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS
(see Basis of Presentation - Note 1)
(unaudited)

(expressed in thousands of Canadian dollars)

	Three months ended December 31		Nine months ended December 31	
	2001	2000	2001	2000

	$	$	$	$
		Restated		Restated
OPERATING ACTIVITIES				
Loss for the period	(4,473)	(2,186)	(14,095)	(5,476)
Add (deduct) items not involving cash				
Depreciation and amortization	1,291	1,582	3,882	4,315
Changes in assets and liabilities				
Accounts receivable	4,690	281	5,859	5,400
Income end other taxes recoverable (payable)	(248)	-	(403)	-
Inventory	9,620	(5,275)	13,573	(33,835)
Prepaid expenses	11	(526)	(23)	(452)
Accounts payable and accrued liabilities	(5,451)	(1,717)	(8,516)	7,647
Other	-	-	-	24
Cash provided by (used in) operating activities	(5,440)	(7,841)	277	(22,377)
FINANCING ACTIVITIES				
Repayment of obligations under capital lease	(948)	(1,552)	(2,915)	(2,366)
Repayment of bank loans	(1,055)	(195)	(1,685)	(535)
Issue of shares	-	287	-	903
Proceeds from (repayment of) bank indebtedness, net	(3,611)	10,015	(2,023)	12,200
Cash provided by (used in) financing activities	(5,614)	8,555	(6,623)	10,202
INVESTING ACTIVITIES				
Increase in deferred costs	-	84	-	-
Loan to director	190	-	271	-
Purchase of capital assets	(16)	(198)	1,265	(3,566)
Proceeds on sale of gas safety group	-	-	-	6,525
Proceeds on sale of Catowzer	-	250	-	250
Cash provided by (used in) investing activities	174	136	1,542	3,209
Effect of exchange rate changes on cash	-	(3)	-	106
Net increase (decrease) in cash during the period	-	847	(4,804)	(8,860)
Cash and cash equivalents, beginning of period	-	10,288	4,804	19,995
Cash and cash equivalents, end or period	-	11,135	-	11,135

See accompanying notes to consolidated financial statements.

These interim financial statements should be read in conjunction with the annual consolidated financial statements

>>
%SEDAR: 00004308E

-0- 03/14/2002

/For further information: Steven deJaray, AimGlobal Technologies, Phone (604) 341-4440/
(AGT. AGT)

CO: AimGlobal Technologies Company Inc.
ST: Ontario
IN: TLS CPR
SU: ERN

-30-

CNW 07:00e 14-MAR-02

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: September 18, 2002

AIMGLOBAL TECHNOLOGIES COMPANY, INC.

By: [signature]

Name: Warren H. Feder

Title: Chairman of the Board